                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Chaparral Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    159420207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Steven A. Anderson
                             Whittier Trust Company
                              1600 Huntington Drive
                            South Pasadena, CA 91030
                                 (818) 441-5111
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)


                              (Page 1 of 13 Pages)

--------------------                                          ------------------
CUSIP NO.  159420207                   13D                    PAGE 2 OF 13 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Whittier Ventures LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER  2,304,857*
 NUMBERS OF
   SHARES      -----------------------------------------------------------------
               8      SHARED VOTING POWER  26,059**
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
               9      SOLE DISPOSITIVE POWER  2,304,857
    EACH
 REPORTING     -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER  26,059**
 PERSON WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,330,916**
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

* Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC.

**Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC, 8,334 shares of common stock underlying options held by Whittier Opportunity Fund I LLC and 1,251 shares underlying options held by David A. Dahl.

--------------------                                          ------------------
CUSIP NO.  159420207                   13D                    PAGE 3 OF 13 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Whittier Energy Company
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada
--------------------------------------------------------------------------------
               7      SOLE VOTING POWER  5,820
 NUMBERS OF
   SHARES      -----------------------------------------------------------------
               8      SHARED VOTING POWER  2,325,096**
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
               9      SOLE DISPOSITIVE POWER  5,820
    EACH
 REPORTING     -----------------------------------------------------------------
               10     SHARED DISPOSITIVE POWER  2,325,096**
 PERSON WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,330,916**
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

**Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC, 8,334 shares of common stock underlying options held by Whittier Opportunity Fund I LLC and 1,251 shares underlying options held by David A. Dahl.

--------------------                                          ------------------
CUSIP NO.  159420207                   13D                    PAGE 4 OF 13 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Whittier Opportunity Fund I LLC
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER  8,492*
 NUMBERS OF
   SHARES        ---------------------------------------------------------------
                 8       SHARED VOTING POWER  2,322,424**
BENEFICIALLY
  OWNED BY       ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER  8,492*
    EACH
 REPORTING       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER  2,322,424**
 PERSON WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,330,916**
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

* Includes 8,334 shares of common stock underlying warrants held by Whittier Opportunity Fund I LLC.
**Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC, 8,334 shares of common stock underlying options held by Whittier Opportunity Fund I LLC and 1,251 shares underlying options held by David A. Dahl.

--------------------                                          ------------------
CUSIP NO.  159420207                   13D                    PAGE 5 OF 13 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Whittier Trust Company
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           WC, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER  -0-
 NUMBERS OF
   SHARES         -------------------------------------------------------------
                  8      SHARED VOTING POWER  2,330,916**
BENEFICIALLY
  OWNED BY        -------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER  -0-
    EACH
 REPORTING        -------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER  2,330,916**
 PERSON WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,330,916**
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

**Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC, 8,334 shares of common stock underlying options held by Whittier Opportunity Fund I LLC and 1,251 shares underlying options held by David A. Dahl.

--------------------                                          ------------------
CUSIP NO.  159420207                   13D                    PAGE 6 OF 13 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           James A. Jeffs
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER  10,329
 NUMBERS OF
   SHARES        ---------------------------------------------------------------
                 8       SHARED VOTING POWER   2,320,587**
BENEFICIALLY
  OWNED BY       ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER  10,329
    EACH
 REPORTING       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER  2,320,587**
 PERSON WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,330,916**
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

**Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC, 8,334 shares of common stock underlying options held by Whittier Opportunity Fund I LLC and 1,251 shares underlying options held by David A. Dahl.

--------------------                                          ------------------
CUSIP NO.  159420207                   13D                    PAGE 7 OF 13 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David A. Dahl
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[X]

                                                                         (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS

           PF, OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER  1,418*
 NUMBERS OF
   SHARES        ---------------------------------------------------------------
                 8       SHARED VOTING POWER   2,329,498**
BENEFICIALLY
  OWNED BY       ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER  1,418*
    EACH
 REPORTING       ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER  2,329,498**
 PERSON WITH
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,330,916**
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

* Includes 1,251 shares of common stock underlying options held by Mr. Dahl. **Includes 334 shares of common stock underlying warrants held by Whittier Ventures LLC, 8,334 shares of common stock underlying options held by Whittier Opportunity Fund I LLC and 1,251 shares underlying options held by David A. Dahl.

ITEM 1. SECURITY AND ISSUER.

         (a) Class of Security: Common Stock, par value $0.0001 per share.

         (b) Name and Address of Issuer: Chaparral Resources, Inc. ("Chaparral"), 16945 Northchase Drive, Suite 1620, Houston, Texas 77060.

ITEM 2. IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(k)(1), this statement is filed on behalf of Whittier Ventures LLC, Whittier Energy Company and Whittier Opportunity Fund I LLC (holders of Chaparral's securities), James A. Jeffs (holder of Chaparral's securities, Vice President of Whittier Ventures LLC, Director of Whittier Energy Company and Managing Director/Executive Vice President of Whittier Trust Company), David A. Dahl (holder of Chaparral's securities, President of Whittier Ventures LLC, President and Director of Whittier Energy Company and Vice President of Whittier Trust Company) and Whittier Trust Company (holder of discretionary authority with respect to the voting and disposition of securities held by Whittier Ventures LLC, Whittier Energy Company and Whittier Opportunity Fund I LLC).

Whittier Ventures LLC

         (a) Name: Whittier Ventures LLC ("Whittier Ventures"), a Delaware limited liability company. Whittier Ventures is a venture capital investment company.

         (b) Address of Principal Business and Principal Office: The address of its principal business and the address of its principal office is 1600 Huntington Drive, South Pasadena, California 91030.

         (c) Present Principal Occupation: Not applicable.

         (d) Criminal Proceedings: None.

         (e) Civil Proceedings Involving Securities Law Violations: None.

         See Exhibit "A" for information concerning the executive officers and directors of Whittier Ventures. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All such directors and executive officers are citizens of the United States.

Whittier Energy Company

         (a) Name: Whittier Energy Company ("Whittier Energy"), a Nevada corporation. Whittier Energy is an energy investment company.


                              (Page 8 of 13 Pages)

               (b) Address of Principal Business and Principal Office: The address of its principal business and the address of its principal office is 100
W. Liberty Street, Suite 740, Reno, Nevada 89501.

               (c) Present Principal Occupation: Not applicable.

               (d) Criminal Proceedings: None.

               (e) Civil Proceedings Involving Securities Law Violations: None.

         See Exhibit "A" for information concerning the executive officers and directors of Whittier Energy. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All such directors and executive officers are citizens of the United States.

Whittier Opportunity Fund I LLC

               (a) Name: Whittier Opportunity Fund I LLC ("Whittier Opportunity"), a Delaware limited liability company. Whittier Opportunity is an investment company.

               (b) Address of Principal Business and Principal Office: The address of its principal business and the address of its principal office is 1600 Huntington Drive, South Pasadena, California 91030.

               (c) Present Principal Occupation: Not applicable.

               (d) Criminal Proceedings: None.

               (e) Civil Proceedings Involving Securities Law Violations: None.

         See Exhibit "A" for information concerning the executive officers and directors of Whittier Opportunity. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All such directors and executive officers are citizens of the United States.

Whittier Trust Company

               (a) Name: Whittier Trust Company ("Whittier"), a California corporation. Whittier is a trust company.

                               (Page 9 of 13 Pages)

         (b) Address of Principal Business and Principal Office: The address of its principal business and the address of its principal office is 1600 Huntington Drive, South Pasadena, California 91030.

         (c) Present Principal Occupation: Not applicable.

         (d) Criminal Proceedings: None.

         (e) Civil Proceedings Involving Securities Law Violations: None.

         See Exhibit "A" for information concerning the executive officers and directors of Whittier. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All such directors and executive officers are citizens of the United States.

James A. Jeffs

         (a) Name: James A. Jeffs.

         (b) Residence or Business Address: 1600 Huntington Drive, South Pasadena, California 91030.

         (c) Present Principal Occupation: Vice President of Whittier Ventures, Director of Whittier Energy, Managing Director/Executive Vice President of Whittier, Vice President of The Whittier Trust Company of Nevada, Inc., a trust company, Vice President of M.H. Whittier Corporation, a diversified investment company, President of Whittier Financial LLC, a diversified investment company and Vice President of Whittier Realty LLC, a real estate investment company. Each employer listed in this paragraph is located at 1600 Huntington Drive, South Pasadena, California 91030.

         (d) Criminal Proceedings: None.

         (e) Civil Proceedings involving Securities Law Violations: None.

         (f) Citizenship: United States.

David A. Dahl

         (a) Name: David A. Dahl.

         (b) Residence or Business Address: 1600 Huntington Drive, South Pasadena, California 91030.


                              (Page 10 of 13 Pages)

         (c) Present Principal Occupation: President of Whittier Ventures, President and Director of Whittier Energy and Vice President of Whittier.

         (d) Criminal Proceedings: None.

         (e) Civil Proceedings involving Securities Law Violations: None.

         (f) Citizenship: United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, (i) Whittier Ventures has invested $1 million in 49,519 shares of Chaparral's Common Stock, (ii) Whittier Energy has invested $250,000 in 5,820 shares of Chaparral's Common Stock, (iii) Whittier Opportunity has invested $10,000 in 158 shares of Chaparral's Common Stock, (iv) James A. Jeffs has invested $20,000 in 10,329 shares of Chaparral's Common Stock and (v) David A. Dahl has invested $10,000 in 167 shares of Chaparral's Common Stock, all as described in Item 5 below. The source of these funds was the working capital or personal funds of each of Whittier Ventures, Whittier Energy, Whittier Opportunity, James A. Jeffs and David A. Dahl, as the case may be.

         On July 2, 1998, Whittier Ventures was granted warrants to purchase 334 shares of Chaparral's common stock at an exercise price of $0.60 per share. On July 24, 1998, James A. Jeffs transferred to Whittier Opportunity options to purchase 4,167 shares of Chaparral's common stock at an exercise price of $45 per share and 4,167 shares at an exercise price of $90 per share. On June 17, 1997, David A. Dahl was granted options to purchase 417 shares of Chaparral's common stock at an exercise price of $49.69 per share. On September 2, 1997, David A. Dahl was granted options to purchase 417 shares of Chaparral's common stock at an exercise price of $45 per share and 417 shares at an exercise price of $90 per share.

         On September 21, 2000, Whittier Ventures converted $4,050,959 of Chaparral's outstanding 8.0% Non-Negotiable Convertible Subordinated Promissory Notes (the "Notes") held by Whittier Ventures plus accrued interest owed on the Notes into 2,255,004 shares of Chaparral's common stock at a conversion price of $1.86 per share.

ITEM 4. PURPOSE OF TRANSACTION.

         With respect to the 2,255,004 shares of Chaparral's common stock acquired by Whittier Ventures pursuant to the conversion of the Notes, Whittier Ventures converted the Notes and accrued interest to facilitate Chaparral's efforts to satisfy an equity infusion commitment to Shell Capital Limited ("Shell") under a $24.0 million loan agreement between Chaparral and Shell (the "Loan"). In connection with the Loan, Chaparral committed to Shell to raise $6.0 million in equity or subordinated debt financing by June 30, 2000. Chaparral failed to fulfill this obligation before June 30, 2000. Shell agreed to extend the time deadline for Chaparral's commitment to raise the equity or debt financing from June 30, 2000 to September 30, 2000, but increased the amount of Chaparral's obligation from $6.0 million to $10.0 million. All other securities reported herein were acquired for investment purposes.


                              (Page 11 of 13 Pages)

         There are no plans or proposals which Whittier Ventures, Whittier Energy, Whittier Opportunity, Whittier, James A. Jeffs or David A. Dahl may have which relate to or result in any of the transactions or events enumerated in clauses (a) through (j) of Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) See Items 11 and 13 of the cover pages, which are incorporated herein by this reference.

               (b) See Items 7, 8, 9 and 10 of the cover pages and Item 2 above, which are incorporated herein by this reference.

               (c) No transactions in Chaparral's common stock have been effected in the past 60 days by the reporting persons described in this Schedule 13D.

               (d) All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this filing.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Whittier Ventures, Whittier Energy and Whittier Opportunity have each contracted with Whittier for various accounting, tax, investment and other services. Under the terms of each contract, Whittier is granted discretionary authority to purchase and sell securities on behalf of Whittier Ventures, Whittier Energy and Whittier Opportunity and to vote such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A* - Directors and Executive Officers of Whittier Ventures LLC, Whittier
             Energy Company, Whittier Opportunity Fund I LLC and Whittier Trust Company.

Exhibit B* - Written agreement relating to joint filing of Schedule 13D.

Exhibit C  - 8.0% Non-Negotiable Convertible Subordinated Promissory Note dated
             September 21, 2000 issued by Chaparral Resources, Inc. to Whittier Ventures, LLC (filed as an Exhibit to Chaparral's Form 8-K dated October 6, 2000).

----------

* Filed herewith.



                              (Page 12 of 13 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2001                 WHITTIER VENTURES LLC

                                    By: /s/ David A. Dahl
                                        ----------------------------------------
                                        David A. Dahl
                                        President


Date: April 6, 2001                 WHITTIER ENERGY COMPANY

                                    By: /s/ David A. Dahl
                                        ----------------------------------------
                                        David A. Dahl
                                        President


Date: April 6, 2001                 WHITTIER OPPORTUNITY FUND I LLC
                                    By WHITTIER VENTURES LLC, its Manager


                                    By: /s/ James A. Jeffs
                                        ----------------------------------------
                                        James A. Jeffs


Date: April 6, 2001                 JAMES A. JEFFS

                                    /s/ James A. Jeffs
                                    --------------------------------------------


Date: April 6, 2001                 DAVID A. DAHL

                                    /s/ David A. Dahl
                                    --------------------------------------------


Date: April 6, 2001                 WHITTIER TRUST COMPANY

                                    By: /s/ Steven A. Anderson
                                        ----------------------------------------
                                        Steven A. Anderson
                                        Executive Vice President



                              (Page 13 of 13 Pages)

                                 EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION
-------         -----------
Exhibit A* -    Directors and Executive Officers of Whittier Ventures LLC, Whittier
                Energy Company, Whittier Opportunity Fund I LLC and Whittier Trust
                Company.

Exhibit B* -    Written agreement relating to joint filing of Schedule 13D.

Exhibit C  -    8.0% Non-Negotiable Convertible Subordinated Promissory Note dated
                September 21, 2000 issued by Chaparral Resources, Inc. to Whittier
                Ventures, LLC (filed as an Exhibit to Chaparral's Form 8-K dated
                October 6, 2000).

----------

* Filed herewith.